June 4, 2019

Via Email and EDGAR

Jeffrey Gabor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Jaguar Health, Inc.

Registration Statement on Form S-3

Filed on July 30, 2018

File No. 333-226439

Ladies and Gentlemen:

Jaguar Health, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal effective as of the date hereof pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”).

This request is being made because the Registrant has elected not to pursue the registration of the securities included in the Registration Statement at this time. The Registration Statement has not been declared effective and the Registrant confirms that no securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Registrant respectfully requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Michael S. Lee of Reed Smith LLP, at (212) 549-0358.

Very truly yours,

Jaguar Health, Inc.

/s/ Lisa A. Conte

Lisa A. Conte
Chief Executive Officer and President

Jaguar Health, Inc. • 201 Mission Street, Suite 2375 • San Francisco, CA 94105

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • https://jaguar.health